$1,000,000,000	FILED PURSUANT TO RULE 433

FLOATING RATE SENIOR NOTES DUE 2018	FILE NO. 333-192302

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (review for upgrade)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Trade Date:	April 22, 2015
Settlement Date:	April 27, 2015 (T+3 days)
Maturity:	April 27, 2018
Par Amount:	$1,000,000,000
Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01
Coupon:	Three-month USD LIBOR plus 0.690%
Public Offering Price:	100.000%
Net Proceeds to Citigroup:	$997,500,000 (before expenses)
Interest Payment Dates:	Quarterly on the 27th of each January, April, July and October until maturity, with adjustment for period end dates on a modified following New York business day convention.
Interest Determination Date:	Two London Business Days prior to the first day of the related interest period
First Interest Payment Date:	July 27, 2015
Day Count:	Actual/360.
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:

ABN AMRO Securities (USA) LLC

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Lloyds Securities Inc.

Nykredit Bank A/S

Santander Investment Securities Inc.

Wells Fargo Securities, LLC

$1,000,000,000	FILED PURSUANT TO RULE 433

FLOATING RATE SENIOR NOTES DUE 2018	FILE NO. 333-192302

Junior Co-Managers:

Academy Securities, Inc.

BB Securities Limited

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Drexel Hamilton, LLC

Fifth Third Securities, Inc.

Loop Capital Markets LLC

MFR Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Multi-Bank Securities, Inc.

RBC Capital Markets, LLC

Siebert Brandford Shank & Co., L.L.C.

Skandinaviska Enskilda Banken AB (publ)

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

The Huntington Investment Company

The Williams Capital Group, L.P.

CUSIP:	172967JQ5
ISIN:	US172967JQ58

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.